United States securities and exchange commission logo





                               January 19, 2021

       William Zanker
       Chief Executive Officer and President
       GRIT BXNG At Home, Inc.
       9 East 16th Street
       New York, NY 10003

                                                        Re: GRIT BXNG At Home,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 23,
2020
                                                            File No. 024-11392

       Dear Mr. Zanker:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed December 23, 2020

       Plan of Distribution, page 19

   1. We note your disclosure on the offering circular cover page that "[i]n offering the Shares on our behalf, our
officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under
the Securities Exchange Act of 1934." However, your Plan of
                                                        Distribution disclosure
describes the role of Capital R in facilitating your offering, but does not describe the
role of your officers. Please amend your Plan of Distribution disclosure to describe
the activities of your officers in facilitating your offering.
 William Zanker
FirstName  LastNameWilliam
GRIT BXNG     At Home, Inc. Zanker
Comapany
January 19,NameGRIT
            2021      BXNG At Home, Inc.
January
Page 2 19, 2021 Page 2
FirstName LastName
Our Business, page 22

2. We note your disclosure that over the next 12 months you expect to manufacture and deliver the first 5,000 units of your Product. We also note your disclosure that states that you expect to make each of the Products "to order." Please provide additional detail to reconcile these statements. If you already have purchase orders for the Product, please state as much.
Product Development Agreement, page 24

3. We note the description of your Product Development Agreement. Please revise to include additional details regarding the terms of the agreement, including the terms of the options to purchase Work Hard's common stock, a description of the certain events or milestones that would make Industrial Design eligible to purchase such options, the royalty or a range of royalties (for example, a range expressed within ten percentage points or a statement that a percentage is in the low single digits, teens, etc.) on all net sales of the Product, and upon what conditions or events Industrial Design would be eligible to receive additional cash fees. Please also include the Product Development
         Agreement as an exhibit. See Item 601(b)(10) of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses, page 27

4. We note that you paid Industrial Design $75,000 pursuant to the Development Agreement
         "among other cash and equity compensation." Please revise to include a description, including the amount, of the "other cash and equity compensation." Also, please revise to state the source of the funds for the $75,000 payment, and make conforming changes to your related party disclosure on page 30, if applicable.
Liquidity and Capital Resources, page 27

5. We note that you have funded your operations with loans from your parent company and its subsidiary, Change Your Life LLC. Please revise to include a description of the terms of such loans and any other sources of liquidity, including whether you expect to be able to fund your operations with similar loans in the future. In addition, please address your ability to continue as a going concern and include the course of action that you have taken or propose to take to remedy the situation. Refer to Item 9(b) of Form 1-A.
Executive Compensation, page 30

6. We note your disclosure that "[s]ince our inception date, we have not paid or issued securities to any of our officers or directors as compensation for their services." We also note your disclosure on page 28 that, in 2020, you issued 666,667 shares of common stock to William Zanker, your Chairman of the Board of Directors, Chief Executive Officer, and
 William Zanker
FirstName  LastNameWilliam
GRIT BXNG     At Home, Inc. Zanker
Comapany
January 19,NameGRIT
            2021      BXNG At Home, Inc.
January
Page 3 19, 2021 Page 3
FirstName LastName
         President. Please revise to reconcile this inconsistency.
Securities Being Offered, page 32

7. We note that your forum selection provision in your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain
         litigation, including any    derivative action.    Please amend your
offering statement to
         include disclosure describing this provision, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. Please also amend your disclosure to clearly describe any risks or other impacts on investors, which may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims
         or limit investors    ability to bring a claim in a judicial forum
that they find favorable. If
         the provision applies to Securities Act claims, please also revise your offering statement, and risk factors, to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings of the provision's applicability to federal securities law claims.
Independent Auditor's Opinion, page FS-2

8. We note that the first paragraph of the auditor's report references the interim statement of retained earnings rather than the interim statement of member's capital as presented on page FS-6. Please have your auditor revise their report to identify by name the financial statements that have been audited pursuant to paragraph .25 of AU-C
Section 700A. In
         addition, revise the report to identify the city and state where the auditor's report is issued pursuant to paragraph .42 of AU-C Section 700A.
Exhibit 11.1

9. Please have your auditor revise their consent to include the consent date.
General

10. We note your statement that "assuming the Maximum Offering Amount is raised, we expect to design and develop a prototype of the Product, develop a software platform, acquire original content and recruit instructors for that purpose, build out a marketing team, seek a manufacturing partner, and manufacture and deliver the first 5,000 units of the Product." Please clarify whether it is your intention for your business operations to
 William Zanker
GRIT BXNG At Home, Inc.
January 19, 2021
Page 4
         commence before this offering is qualified and specifically, which milestones, if any, you expect to achieve prior to qualification. For example, please disclose whether you expect to have a designed and developed prototype of the Product or developed software platform prior to qualification.
11. We note that your cover page states that the "Offering Price is expected to be $3.00 per
         Share." Please clarify whether the offering price is subject to change, and if so, on what basis. Otherwise, please present the offering price as a fixed price.
12. We note that your cover page states that the offering will terminate at the earlier of the date at which the Maximum Offering Amount has been sold, or the date on which you terminate the offering, in your sole discretion. We also note your disclosure in Part I that states that you do not intend that this offering will last more than a year. Please reconcile these statements by amending your offering circular to clearly disclose that your offering will not be open for more than a year, or revising your Part I disclosure related to the intended duration of your offering.
13. We note that, in Part I, you indicate that you have used solicitation of interest communications in connection with the proposed offering. Please file such testing-the-
       waters materials as exhibits. In addition, we note that your parent company's crowdfunding campaign previewed your "GRIT At-Home" product and at that time, you
FirstName LastNameWilliam Zanker
       expected to have the product to market by early 2021. Please tell us how your
Comapany    NameGRIT
       expectations haveBXNG     At Home,
                          changed,         Inc. you consider this statement to
be part of your
                                    and whether
Januarytesting-the-waters
         19, 2021 Page 4 materials.
FirstName LastName
 William Zanker
FirstName  LastNameWilliam
GRIT BXNG     At Home, Inc. Zanker
Comapany
January 19,NameGRIT
            2021      BXNG At Home, Inc.
January
Page 5 19, 2021 Page 5
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Katherine Bagley at (202) 551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Leslie Marlow